GREAT POINT CAPITAL, LLC

**STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTAL SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)**

**December 31, 2020
<u>AVAILABLE FOR PUBLIC INSPECTION</u>**

OATH OR AFFIRMATION

I, **Gabriel Mengin**, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Great Point Capital, L.L.C.** as of **December 31, 2020** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

President
Title

Subscribed and sworn to before me this

 26th day of _____Feb_____ , 2021



Notary Public 2/26/2021

OFFICIAL SEAL
MICHAEL OLSON
Notary Public - State of Illinois
My Commission Expires 8/21/2021

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) A copy of the Exemption Report.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53402

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/20___ AND ENDING ___12/31/20___
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

	OFFICIAL USE
ONLY	
	FIRM ID. NO.

NAME OF BROKER-DEALER:

GREAT POINT CAPITAL, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 West Jackson Blvd., Suite 1000
(No. and Street)

Chicago   **Illinois**   **60606**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Reynolds   **(312) 399-4932**
                                                                                       (Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250   **Chicago**   **Illinois**   **60604**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Great Point Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Great Point Capital, LLC (the "Company") as of December 31, 2020, and the related notes and supplemental schedules (collectively referred to as the financial statement). In our opinion, except for the effects of not valuing the Company's investments in other private companies at fair value, the financial statement presents fairly, in all material respects, the financial position of Great Point Capital, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

The Company's investments in other private companies, at cost, is carried at $15,125,000 on the Company's statement of financial condition, which represents 9.4% of the Company's members' equity at December 31, 2020. As discussed in Note 2, the Company valued its investments in other private companies at cost, rather than at fair value, which is a departure from accounting principles generally accepted in the United States of America. We were unable to obtain sufficient appropriate audit evidence to opine on the Company's valuation and, as a result, we are unable to determine whether any adjustments are necessary in respect to the fair value of investments in other private companies.

Basis for Opinion

This financial statement is the responsibility of Great Point Capital, LLC management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Great Point Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as Great Point Capital, LLC's auditor since 2003.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplemental Schedules (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of Great Point Capital, LLC's financial statement. The supplemental information is the responsibility of Great Point Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, except for the qualification as discussed in the second paragraph above, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statement as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 26, 2021

GREAT POINT CAPITAL, L.L.C.

Statement of Financial Condition

December 31, 2020

Assets

Cash	$	522,584
Receivable from broker-dealers		3,151,788
Securities owned, at fair value		370,260,754
Investments in other private companies, at cost		15,125,000
Commissions receivable		1,235,968
Other assets		30,000
	$	390,326,094

Liabilities and Members' Equity

Liabilities		
Securities sold, not yet purchased, at fair value	$	23,099,046
Payable to broker-dealer		198,524,374
Accounts payable and accrued expenses		7,769,306
		229,392,726
Members' equity		160,933,368
	$	390,326,094

See accompanying notes.

_____

1.   **Organization and Business**

Great Point Capital LLC (the "Company"), a Delaware limited liability company, was originally formed on October 11, 2000. The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company engages in the proprietary trading of exchange traded equity securities and equity and index options.

The Company provides for two classes of membership with varying rights and interests. Class A members have all the voting rights and the Class B members have no voting rights on any matter presented to the members for their vote or approval except as provided in the limited liability company operating agreement. A Class B member's allocated portion of the Company's net profit or loss is limited to the provisions of their trading agreement.

2.   **Summary of Significant Accounting Policies**

Securities Valuation and Revenue Recognition
Securities transactions and related revenue and expenses are recorded on a trade date basis and, accordingly gains and losses are recorded on unsettled transactions. Securities owned and securities sold, not yet purchased are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification (ASC) 820 "Fair Value Measurements and Disclosures". The carrying values of cash, receivables and payables approximate fair value due to the short maturities of these financial instruments.

The Company recognizes revenue in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 606, Revenue from Contracts with Customers. The guidance was amended to require business entities to recognize revenue to depict the transfer of promised goods of services to customers in an amount that reflects the consideration to which the entity expects to be entitled in the exchange for those goods or services. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

The Company facilitates the application process for the customer to make an investment with a counterparty. Each time a customer enters this process, the Company earns commissions from the counterparty. These commissions may be earned up front, over time, or a combination of both as determined by the structure agreed upon between the Company and the customer. The Company believes that its performance obligation is satisfied on the original trade date; the date the Company facilitates the transaction by finding a suitable financial instrument, commission structure is agreed upon, and the risks and rewards of ownership have been transferred to the customer.

_____

2. **Summary of Significant Accounting Policies, continued**

Investments in Other Private Companies
Investments are valued using the cost method. These investments consist of investments in other private companies. Because of the inherent uncertainty of valuation, the values used may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material (See note 3).

Use of Estimates
The preparation of financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Income Taxes
No provision has been made for federal income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the members.

In accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP"), the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2017. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2020.

3. **Agreements and Related Party Transactions**

The Company has a Joint Back Office ("JBO") clearing agreement with Wedbush Securities Inc. ("Wedbush"). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Company has invested $10,000 in the preferred stock interest of Wedbush. The Company's investment in Wedbush is reflected in other assets in the statement of financial condition. Under the rules of the Financial Industry Regulatory Authority, the agreement requires that the Company maintain a minimum net liquidating equity of $1 million with Wedbush, exclusive of its preferred interest.

The Company entered into an expense agreement with a member, Great Point Trading LLC, in October 2000. Per the agreement, the Company is allocated a portion of the administrative and other operating expenses paid by the member.

As of December 31, 2020, the Company had two investments in other private companies totaling $15,125,000, in which a Class B member of the Company is a majority owner.

_____

4. **Financial Instruments**

ASC 815 "Derivatives and Hedging" requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit risk-related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives which are accounted for as "hedges" and those that do not qualify for such accounting. Although the Company may sometimes use derivatives, the Company reflects derivatives at fair value and recognizes changes in fair value through the Statement of Operations, and as such do not qualify for ASC 815 hedge accounting treatment.

Options contracts grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified financial instrument under agreed terms. As a writer of options contracts, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Securities sold, not yet purchased and short options represent obligations of the Company to deliver the specified security and, thereby, create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in risk as the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13). The new guidance broadens the information that an entity must consider in developing its estimated credit losses expected to occur over the remaining life of assets measured either collectively or individually to include historical experience, current conditions and reasonable and supportable forecasts. ASU 2016-13 replaces the existing incurred credit loss model with the current expected credit losses model. The amendment was effective for fiscal years beginning after December 15, 2019. The adoption of this standard did not have a material impact on the Company's Financial Statement.

5. **Fair Value Measurements and Disclosures**

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

GREAT POINT CAPITAL, LLC

Notes to Financial Statement, Continued
December 31, 2020

_____

5. **Fair Value Measurements and Disclosures, continued**

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

- _Exchange-Traded Equity Securities_. Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy.

- _Listed Derivative Contracts_. Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in level 1 of the fair value hierarchy. Listed derivatives that are not actively traded are valued using the same approaches as those applied to OTC derivatives; they are generally categorized in level 2 of the fair value hierarchy.

_____

5.   **Fair Value Measurements and Disclosures, continued**

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2020:

		Level 1		
		Assets	**Liabilities**	
		Securities Owned	**Securities Sold, Not Yet Purchased**	
Equities	$	369,227,835	$	22,327,216
Options		1,032,919		771,830
Total	$	370,260,754	$	23,099,046

At December 31, 2020, the Company held no Level 2 or Level 3 investments.

6.   **Guarantees**

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

Certain derivatives contracts that the Company has entered into meet the accounting definition of a guarantee under ASC 460. Derivatives that meet the ASC 460 definition of guarantees include written options. The maximum potential payout for these derivatives contracts cannot be estimated as increases in interest rates, foreign exchange rates, securities prices, commodities prices and indices in the future could possibly be unlimited.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivatives contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company believes that market risk is substantially diminished when all financial instruments are aggregated.

7.   **Litigation and Settlement**

During 2018, a FINRA Arbitration Claim was filed against the Company by a Class B Member alleging breach of contract, fraudulent acts, breach of fiduciary duty, conversion, and money had and received. An arbitration panel was appointed and an initial pre-hearing conference was held on January 29, 2019. The matter is set for hearing between March 22-26, 2021. It is likely, however that this date will be continued to another date due to COVID concerns. No assessment of liability or loss can be made at this time, however, until the hearing is finalized.

_____

8.   **Concentrations of Credit Risk**

At December 31, 2020, a significant credit concentration consisted of approximately $148.7 million, representing the fair value of the Company's trading accounts carried by one of its clearing brokers, Wedbush. Management does not consider any credit risk associated with these receivables to be significant.

The Company maintains certain cash deposits with a financial institution. On occasion, these deposits may exceed the maximum insurance level provided by the Federal Deposit Insurance Corporation. The Company monitors such credit risks and has not experienced any losses related to such risks.

9.   **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6⅔ % of "aggregate indebtedness", as defined.

At December 31, 2020, the Company had net capital and net capital requirements of $86,906,130 and $517,954, respectively.

10.   **Subsequent Events**

The Company's management has evaluated events and transactions through February 26, 2021, the date the financial statement was available to be issued, noting no material events requiring disclosure in the Company's financial statement other than listed below.

In January 2021, the Company recorded capital withdrawals to members totaling $13,300,621.

SUPPLEMENTAL SCHEDULES

Computation of net capital

Total members' equity			$ 160,933,368
Deductions and/or charges:			
Nonallowable assets:			
Investments in other private companies, at cost	$	15,125,000	
Other assets		30,000	(15,155,000)
Net capital before haircuts on securities positions			145,778,368
Haircuts on securities:			
Trading and investment securities:			
Other securities	$	57,786,318	
Options		1,084,810	
Debt securities		1,110	(58,872,238)
Net capital			$ 86,906,130

Computation of basic capital requirement

Minimum net capital required (greater of $100,000 or 6 ⅔% of aggregate indebtedness)		517,954
Net capital in excess of net capital requirement		$ 86,388,176

Computation of aggregate indebtedness

Aggregate indebtedness	$	7,769,306
Ratio of aggregate indebtedness to net capital	%	8.94

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2020.

GREAT POINT CAPITAL, L.L.C.   **SCHEDULE 2**

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2020

The Company did not handle any customer cash or securities during the year ended December 31, 2020 and does not have any customer accounts.

GREAT POINT CAPITAL, L.L.C.

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2020

The Company did not handle any customer cash or securities during the year ended December 31, 2020 and does not have any customer accounts.